Depositary's Notice of Annual General

Meeting of Shareholders of

7 Days Group Holdings Limited

Company:	7 Days Group Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands.
ADSs:	American Depositary Shares.
ADS CUSIP No.:	81783J101.
ADS Record Date:	August 10, 2012.
Meeting Specifics:	Annual General Meeting of Shareholders to be held on September 17, 2012 at 10:00 a.m. (local time) at 31st Floor, AIA Central, 1 Connaught Road Central, Hong Kong (the “Meeting”).
Meeting Agenda:	Please refer to the Company's Notice of Annual General Meeting of Shareholders enclosed herewith.
ADS Voting Instructions Deadline:	On or before 10:00 a.m. (New York City time) on September 10, 2012.
Deposited Securities:	Ordinary Shares, par value US $0.125 per share, of the Company deposited under the Deposit Agreement and any and all other securities, property and cash held by the Depositary or the Custodian in respect thereof.
ADS Ratio:	3 Ordinary Shares to 1 ADS.
Depositary:	Citibank, N.A.
Custodian of Deposited Securities:	Citibank, N.A. - Hong Kong Branch.
Deposit Agreement:	Deposit Agreement, dated as of November 25, 2009, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 a.m. (New York City time) on
September 10, 2012.

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The Company has announced that an Annual General Meeting of Shareholders will be held at the date, time, and location identified above.* A copy of the Notice of Meeting from the Company which includes the agenda for the Meeting is enclosed.

The Depositary has been advised by the Company that under Cayman Islands law and the Articles of Association, voting at any meeting of shareholders of the Company is by show of hands unless a poll is demanded. Under the Company’s Articles of Association, a poll may be demanded by at least one or more shareholders present in person or by proxy entitled to vote and who together hold not less than 10 percent of the paid up voting share capital of the Company. The Depositary will not join in demanding a poll, whether or not requested to do so by Holders of ADSs.

Please note that pursuant to Section 4.10 of the Deposit Agreement, in the event voting takes place by show of hands, the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders who provided voting instructions. If voting is by poll, the Depositary will instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions received from the holders of ADSs.

Please further note that neither the Depositary nor the Custodian shall exercise any discretion as to voting. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. The Depositary shall, if so requested by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at the Meeting.

Please also note that, in accordance with and subject to the terms of Section 3.5 of the Deposit Agreement, the Company may restrict transfers of ADSs where such transfer might result in ownership of Shares represented by such ADSs exceeding limits imposed by applicable law or the Articles of Association of the Company. The Company may, in its sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any Holder or Beneficial Owner in excess of such limits, including, but not limited to, the removal or limitation of voting rights with respect to any Holder or Beneficial Owner of ADSs in excess of such limitations.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and are summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (877-248-4237).

Citibank, N.A., as Depositary

* As set forth in Section 4.9 of the Deposit Agreement, Holders of record of ADSs as of the close of business in New York on the ADS Record Date will be entitled, subject to any applicable provisions of the laws in the Cayman Islands and the Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by their respective ADSs.

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